UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8‑K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 16, 2016 (May 9, 2016)

Commission File Number 0-8084

Connecticut Water Service, Inc.
(Exact name of registrant as specified in its charter)

Connecticut (State or other jurisdiction of incorporation or organization)	06-0739839 (I.R.S. Employer Identification No.)

93 West Main Street, Clinton, CT (Address of principal executive office)	06413 (Zip Code)

(860) 669-8636
(Registrant’s telephone number, including area code)

Not Applicable
(Former name, address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07    Submission of Matters to a Vote of Security Holders.
Connecticut Water Service, Inc. (the “Company”) held its Annual Meeting of Shareholders on May 13, 2016 (the “Annual Meeting”). At the Annual Meeting, the shareholders re-elected Heather Hunt and Eric W. Thornburg to the Company’s Board of Directors (the “Board”).

At the Annual Meeting, the Company’s shareholders voted on the following proposals set forth in the Company’s Definitive Proxy Statement on Schedule 14A, which was filed with the Securities and Exchange Commission and mailed to shareholders on March 31, 2016 (the “2016 Proxy Statement”).

(1) A proposal to elect two nominees to the Board, with Ms. Hunt and Mr. Thornburg to serve terms expiring at the 2019 annual meeting of shareholders. Each director was elected and received the following votes:

Director	For	Withheld	Broker Non-Votes
Heather Hunt	16,825,201	406,921	10,319,863
Eric W. Thornburg	16,155,952	1,076,170	10,319,863

(2) A proposal to approve a non-binding advisory resolution regarding the compensation of the Company’s named executive officers as disclosed in the 2016 Proxy Statement. The proposal was approved and received the following votes:

For	Against	Abstain	Broker Non-Votes
16,218,271	741,850	272,001	10,319,863

(3) A proposal to ratify the appointment of Baker Tilly Virchow Krause LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016. The proposal was approved and received the following votes:

For	Against	Abstain
26,681,702	737,560	132,723

Item 8.01    Other Events

2016 Annual Meeting of Shareholders

On May 13, 2016, the Company held its 2016 Annual Meeting of Shareholders at the Madison Beach Hotel in Madison, Connecticut. At the Annual Meeting, the Company’s shareholders elected a slate of two Class I Directors, approved a non-binding advisory resolution regarding the compensation of the Company’s named executive officers, and ratified the Audit Committee’s appointment of Baker Tilly Virchow Krause LLP as independent auditors for 2016.

The President/CEO and the Senior Vice President/CFO’s presentation at the Annual Meeting of Shareholders will be available for viewing for 30 days at the Company’s web site: www.ctwater.com/investors on the “Events & Presentations” page. The presentation was previously filed as Exhibit 99.1 to the Company’s current report on Form 8-K filed on May 13, 2016.

On May 16, 2016, the Company issued a press release concerning the results of the 2016 Annual Meeting. A copy of this press release is attached hereto as Exhibit 99.1 and is hereby incorporated herein by reference.

Award of Restricted Shares to Non-Employee Directors

The Board approved the award of restricted shares of the Company’s Common Stock to each of the Company’s non-employee directors under the Company’s 2014 Performance Stock Program (the “Program”). These annual awards are consistent with a similar set of awards made in May of each year 2007-2015 pursuant to the Board’s director compensation policies established by the Board in 2007.

In 2016, the number of shares of Common Stock comprising each restricted share award shall, in each case, be equal to $20,000 divided by the fair market value (as calculated under the Program) of a share of Common Stock on May 12, 2016, the day prior to date of grant, and rounded up to the nearest whole share. The awards are not subject to the attainment of performance conditions and will vest in full as of May 13, 2016, the first anniversary of the date of grant. Each award will be evidenced by a written award agreement between the Company and the non-employee director.

A copy of the form of restricted share award agreement for non-employee directors is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Declaration of Dividends

At its May 13, 2016 organizational meeting, the Board declared a quarterly cash dividend of $0.2825 per common share payable on June 15, 2016 for shareholders of record as of June 1, 2016. In addition, the Board also declared a quarterly cash dividend of $0.20 per share on Preferred A shares payable on July 15, 2016 for shareholders of record as of July 1, 2016, and a quarterly cash dividend of $0.225 on Preferred 90 (OTCBB: CTWSP) shares payable on August 1, 2016 for shareholders of record as of July 19, 2016.

On May 13, 2016, the Company issued a press release regarding the declaration of dividends. A copy of the Company’s May 13, 2016 press release is filed herewith as Exhibit 99.2 and is hereby incorporated by reference herein.

First Quarter Earnings Release

On May 9, 2016, the Company issued a press release announcing its earnings for the first quarter of 2016. A copy of the Company’s May 9, 2016 press release is filed herewith as Exhibit 99.3 and is hereby incorporated by reference herein.

Merger Transaction with The Heritage Village Water Company

On May 10, 2016, the Company and a wholly-owned subsidiary entered into an Agreement and Plan of Merger (the “Agreement”) with Heritage Village Water Company, a specially-chartered Connecticut corporation (“HVWC”), pursuant to which the subsidiary will be merged with and into HVWC, with HVWC as the surviving entity (the “Merger”).

How to Find Further Information

In connection with the Merger, the Company will be filing a registration statement on Form S-4 under the Securities Act with the SEC containing a proxy or information statement of HVWC that also constitutes a prospectus of the Company (the “Statement/Prospectus”) and other documents regarding the proposed transaction.

Before making any voting or investment decisions, we urge investors and security holders to read the Statement/ Prospectus (including all amendments and supplements thereto) and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the Company, HVWC and the proposed Merger.

When available, copies of the Statement/Prospectus will be mailed to HVWC’s shareholders. Copies of the Statement/ Prospectus may be obtained free of charge at the SEC’s web site at www.sec.gov, or by directing a request to the Company’s Corporate Secretary, Kristen A. Johnson, at Connecticut Water Service, Inc., 93 West Main Street, Clinton, Connecticut 06413, or by telephone at 1-800-425-3985, ext. 3056, or on our website at www.ctwater.com. Copies of other documents filed by the Company with the SEC may also be obtained free of charge at the SEC's web site or by directing a request to the Company at the address provided above.

Participants in the Solicitation

The Company and HVWC and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the approval of the proposed Merger. Information regarding the Company’s directors and executive officers and their respective interests in the Company by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on March 14, 2016 and its Proxy Statement on Schedule 14A filed with the SEC on March 31, 2016. Information regarding HVWC’s directors and executive officers and their respective interests in HVWC by security holdings or otherwise is available in HVWC’s Annual Report for 2014 filed with the PURA and available at the PURA’s website, www.ct.gov/pura. Additional information regarding the interests of such potential participants is or will be included in the Statement/Prospectus and registration statement, and other relevant materials to be filed with the SEC, when they become available, including in connection with the solicitation of proxies to approve the proposed Merger.

Cautionary Statements

This current report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01    Financial Statements and Exhibits:
The following documents are filed herewith as exhibits:

(d)	Exhibits

10.1
Form of Restricted Share Award Agreement for non-employee Directors under the Company’s 2014 Performance Stock Program (incorporated by reference from Exhibit 10.1 to current report on Form 8-K filed on May 11, 2015).

99.1	Company Press Release dated May 16, 2016 regarding Annual Meeting matters, filed herewith.
99.2	Company Press Release regarding annual meeting matters and declaration of dividends, dated May 13, 2016, filed herewith.
99.3	Company Press Release reporting earnings for the first quarter of 2016, dated May 9, 2016, filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Connecticut Water Service, Inc. (Registrant)
Date: May 13, 2016	By: /s/David C. Benoit David C. Benoit Senior Vice President – Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1
Form of Restricted Share Award Agreement for non-employee Directors under the Company’s 2014 Performance Stock Program (incorporated by reference from Exhibit 10.1 to current report on Form 8-K filed on May 11, 2015).

99.1	Company Press Release dated May 16, 2016 regarding Annual Meeting matters, filed herewith.
99.2	Company Press Release regarding annual meeting matters and declaration of dividends, dated May 13, 2016, filed herewith.
99.3	Company Press Release reporting earnings for the first quarter of 2016, dated May 9, 2016, filed herewith.